CUSIP NO. 726503105

                                SCHEDULE 13D/A

                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934*
                                (Amendment #4)

                      Plains All American Pipeline, L.P.
                               (Name of Issuer)

                                 Common Units
                        (Title of Class of Securities)

                                   726503105

                                (CUSIP Number)

                                 Paul G. Allen
                              David N. Capobianco
                           Vulcan Energy Corporation
                             Vulcan Energy II Inc.
                      Vulcan Capital Private Equity Inc.
                      Vulcan Capital Private Equity I LLC
                         505 Fifth Avenue S, Suite 900
                           Seattle, Washington 98104
                                (206) 342-2000



                             Plains Resources Inc.
                             Plains Holdings Inc.
                            Plains Holdings II Inc.
                             700 Milam, Suite 3100
                             Houston, Texas 77002
                                (832) 239-6000

                               December 8, 2004
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726540503


==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                     Paul G. Allen

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
              NUMBER OF               7     SOLE VOTING POWER:  0 shares
               SHARES                 ----------------------------------------
            BENEFICIALLY              8     SHARED VOTING POWER:
              OWNED BY                      (1) 11,084,039 Common Units
                EACH                        (2) 1,307,190 Class B Common Units
             REPORTING                      (3) 1,298,280 Class C Common Units
               PERSON                 ----------------------------------------
                WITH                  9     SOLE DISPOSITIVE POWER: 0 shares
                                      ----------------------------------------
                                     10     SHARED DISPOSITIVE POWER:
                                            (1) 11,084,039 Common Units
                                            (2) 1,307,190 Class B Common Units
                                            (3) 1,298,280 Class C Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Common Units
             (3) 1,298,280 Class C Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.67% of Common Units
             (2) 100% of Class B Common Units
             (3) 40.0% of Class C Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Energy Corporation

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                  (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES               ----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:
                OWNED BY                     (1) 11,084,039 Common Units
                  EACH                       (2) 1,307,190 Class B Common Units
                REPORTING             ----------------------------------------
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH                ----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:
                                             (1) 11,084,039 Common Units
                                             (2) 1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.67% of Common Units
             (2) 100% of Class B Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Energy II Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                  (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
               NUMBER OF                7     SOLE VOTING POWER: 0
                SHARES                 ---------------------------------------
             BENEFICIALLY               8     SHARED VOTING POWER:
               OWNED BY                       1,298,280 Class C Common Units
                 EACH                  ---------------------------------------
               REPORTING
                PERSON                  9     SOLE DISPOSITIVE POWER:  0
                 WITH                  ---------------------------------------
                                       10     SHARED DISPOSITIVE POWER:
                                              1,298,280 Common Class C Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,280 Class C Common Units
------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     40.0%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Plains Resources Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
               NUMBER OF               7    SOLE VOTING POWER:  0
                SHARES                ----------------------------------------
             BENEFICIALLY              8    SHARED VOTING POWER:
               OWNED BY                     (1) 11,084,039 Common Units
                 EACH                       (2) 1,307,190 Class B Common Units
               REPORTING              ----------------------------------------
                PERSON                 9    SOLE DISPOSITIVE POWER:  0
                 WITH                 ----------------------------------------
                                      10    SHARED DISPOSITIVE POWER:
                                            (1) 11,084,039 Common Units
                                            (2) 1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.67% of Common Units
             (2) 100% of Class B Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Plains Holdings Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b) |X|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------
                NUMBER OF              7    SOLE VOTING POWER:  0
                 SHARES               ----------------------------------------
              BENEFICIALLY             8    SHARED VOTING POWER:
                OWNED BY                    (1) 11,084,039 Common Units
                  EACH                      (2) 1,307,190 Class B Common Units
                REPORTING             ----------------------------------------
                 PERSON                9    SOLE DISPOSITIVE POWER:  0
                  WITH                ----------------------------------------
                                      10    SHARED DISPOSITIVE POWER:
                                            (1) 11,084,039 Common Units
                                            (2) 1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (1) 11,084,039 Common Units
             (2) 1,307,190 Class B Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)      |X|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (1) 17.67% of Common Units
             (2) 100% of Class B Common Units
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Plains Holdings II Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES              -----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:
                OWNED BY                     1,307,190 Class B Common Units
                  EACH               -----------------------------------------
                REPORTING
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH               -----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:
                                             1,307,190 Class B Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,307,190 Class B Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |_|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     100%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Capital Private Equity Inc.

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES              -----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:
                OWNED BY                     1,298,280 Class C Common Units
                  EACH               -----------------------------------------
                REPORTING
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH               -----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:
                                             1,298,280 Class C Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,280 Class C Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |_|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     40%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Vulcan Capital Private Equity I LLC

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES              -----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:
                OWNED BY                     1,298,280 Class C Common Units
                  EACH               -----------------------------------------
                REPORTING
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH               -----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:
                                             1,298,280 Class C Common Units
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,280 Class C Common Units

------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |_|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     40%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
==============================================================================

==============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     David N. Capobianco

------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     N/A
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------
                NUMBER OF              7     SOLE VOTING POWER:  0
                 SHARES              -----------------------------------------
              BENEFICIALLY             8     SHARED VOTING POWER:0
                OWNED BY
                  EACH               -----------------------------------------
                REPORTING
                 PERSON                9     SOLE DISPOSITIVE POWER:  0
                  WITH               -----------------------------------------
                                      10     SHARED DISPOSITIVE POWER:0

------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             |_|
             EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
==============================================================================



Introductory Note

         This fourth amendment to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 1993, as amended on July 3, 2001 and July 23, 2004 and October 13, 2004. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is amended and restated in its entirety as follows:

         This Schedule 13D is filed by Paul G. Allen, David N. Capobianco, Vulcan Energy Corporation, a Delaware corporation ("Vulcan"), Vulcan Energy II Inc., a Delaware corporation ("Vulcan II"), Plains Resources Inc., a Delaware corporation ("Plains Resources"), Plains Holdings Inc., a Delaware corporation ("Holdings"), Plains Holdings II Inc., a Delaware corporation ("Holdings II"), Vulcan Capital Private Equity Inc., a Delaware corporation ("Vulcan Inc."), and Vulcan Capital Private Equity I LLC, a Delaware limited liability company ("Vulcan LLC" and collectively, the "Reporting Persons") with respect to the Common Units, the Class B Common Units and the Class C Common Units of Plains All American Pipeline, L.P. (the "Issuer"), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 17, 2004, a copy of which is filed as Exhibit 99(a) hereto. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.


Item 5.  Interest in Securities of Issuer

         Item 5 is amended and restated in its entirety as follows:

         Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2004, as of November 1, 2004, there were issued and outstanding 62,740,218 Common Units, 1,307,190 Class B Common Units and 3,245,700 Class C Common Units. As of October 13, 2004, the aggregate number and percentage of each outstanding class of common units of the Issuer beneficially owned by the Reporting Persons is (a) 11,084,039 Common Units, or 17.67%, (b) 1,307,190 Class B Common Units, or 100% and (c) 1,298,280 Class C Common Units, or 40.0%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person. This number of units includes the following:

         (a) Mr. Allen does not own any Common Units, Class B Common Units or Class C Common Units. Mr. Allen owns 17,675,924 shares of Class A Common Stock of Vulcan, or approximately 88.38% of the outstanding shares of Vulcan common stock (91.43% of the outstanding unrestricted shares of Vulcan common stock). Mr. Allen is the sole stockholder of Vulcan II.

         (b) Vulcan does not own any Common Units, Class B Common Units or Class C Common Units. Vulcan is the sole stockholder of Plains Resources.

         (c) Vulcan II currently owns a total of 1,298,280 Class C Common Units (representing 40.0% of the total outstanding Class C Units). Following the Operating Agreement Transactions, as described in Item 6 below, Vulcan II will no longer beneficially own any Issuer securities.

         (d) Following the Operating Agreement Transactions, as described in
Item 6 below, Vulcan LLC will directly or indirectly own a total of 1,298,280 Class C Common Units.

         (e) Vulcan Inc. does not own any Common Units, Class B Common Units or Class C Common Units. Vulcan Inc. is the managing member of Vulcan LLC.

         (f) Plains Resources does not own any Common Units, Class B Common Units or Class C Common Units. Plains Resources is the sole stockholder of Holdings.

         (g) Holdings owns a total of 11,084,039 Common Units (representing 17.67% of the total outstanding Common Units). Holdings is the sole stockholder of Holdings II.

         (h) Holdings II owns a total of 1,307,190 Class B Common Units (representing 100.0% of the total outstanding Class B Units).

         (i) David Capobianco does not own any Common Units or Class B Common Units or Class C Common Units. Following the Operating Agreement Transactions, as described in Item 6 below, Mr. Capobianco will have a minority indirect ownership interest in Vulcan LLC, but will have neither the power to vote nor to dispose of the Issuer securities held by Vulcan LLC and disclaims beneficial ownership of such securities.

         Each Reporting Person and, to such Reporting Person's knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

         Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 15, 2004, a copy of which is filed as Exhibit 99(a) hereto. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         Item 6 is amended and restated in its entirety as follows:

Partnership Agreement

         Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Issuer and to which the Issuer is entitled are set forth in the Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. dated as of June 27, 2001 (the "Partnership Agreement"), a copy of which is attached as Exhibit 3.1 to the Form 8-K filed by the Issuer on August 27, 2001 and incorporated herein by reference, and Amendment No. 1 to the Partnership Agreement, dated as of April 15, 2004, a copy of which is attached as Exhibit 3.1 to the Issuer's Quarterly Report filed May 10, 2004 and incorporated herein by reference.

Operating Agreement of Vulcan LLC

         Pursuant to the Operating Agreement of Vulcan LLC, Vulcan Inc., which is wholly-owned by Paul G. Allen, is the managing member of Vulcan LLC. Pursuant to this Operating Agreement, Vulcan Inc. will cause Vulcan II to transfer all of the 1,298,280 Class C Common Units held by Vulcan II to Vulcan LLC or a wholly-owned subsidiary of Vulcan LLC. David Capobianco and certain other investment managers have agreed to purchase an indirect equity interest in Vulcan LLC. The transactions described above in this paragraph are referred to herein as the "Operating Agreement Transactions". Also pursuant to this Operating Agreement, David Capobianco and certain other investment managers will be entitled to receive a carried interest in the value of the Issuer securities owned by Vulcan LLC, subject to reaching certain internal rate of return threshholds and to vesting over time.

No Other Contracts

         Other than as described in this Item 6, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

        99(a)    Joint Filing Agreement.

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004

                                          /s/ W. Lance Conn
                                          ----------------------------
                                          By:  W. Lance Conn
                                          As Attorney-in-fact for Paul G. Allen

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                             VULCAN ENERGY CORPORATION


                                             By: /s/ David N. Capobianco
                                                 -------------------------
                                                 Name:  David N. Capobianco
                                                 Title: Vice President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                              VULCAN ENERGY II INC.


                                              By: /s/ David N. Capobianco
                                                  ----------------------------
                                                  Name:  David N. Capobianco
                                                  Title: Vice President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                              PLAINS RESOURCES INC.


                                              By: /s/ David N. Capobianco
                                                   ----------------------------
                                                  Name:  David N. Capobianco
                                                  Title: Vice President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                              PLAINS HOLDINGS INC.


                                              By: /s/ John T. Raymond
                                                  ----------------------------
                                                  Name:   John T. Raymond
                                                  Title:  President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                             PLAINS HOLDINGS II INC.


                                             By: /s/ John T. Raymond
                                                 -----------------------------
                                                 Name:  John T. Raymond
                                                 Title: President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                           VULCAN CAPITAL PRIVATE EQUITY INC.


                                           By: /s/ Lance Conn
                                               -----------------------------
                                               Name:  Lance Conn
                                               Title: Vice-President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                       VULCAN CAPITAL PRIVATE EQUITY I LLC


                                       By: Vulcan Capital Private Equity
                                           Management I LLC, its manager


                                       By:  Vulcan Capital Private Equity Inc.,
                                            its Managing Member


                                       By:  /s/ Lance Conn
                                            ----------------------------------
                                       Name:  Lance Conn
                                       Title: Vice-President

                                  SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 2004


                                                 /s/ David N. Capobianco
                                                 -----------------------------
                                                 David N. Capobianco

                                 Exhibit Index
                                 -------------

Name of Exhibit
---------------

99(a)  Joint Filing Agreement.